September 8, 2006
VIA EDGAR CORRESPONDENCE
Mr. Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.
20549
Dear Mr. Moffatt:
Re:	Nortel Networks Corporation (“NNC”), Nortel Networks Limited (“NNL”)
Form 10-K/A/Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended June 30, 2006
Files No. 1-07260, 0-30758

We refer to the comment letters dated September 1, 2006 from the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission concerning the NNC and NNL Form 10-Ks and Form 10-Qs. As discussed with the Staff in a telephone call with Inessa Berenbaum on September 8, 2006, we request an extension to September 29, 2006 to provide responses to the comment letters. This request is an extension to the 10 day response requirement. We believe the additional time is required in order to properly review and finalize the responses.
Please contact the undersigned at 905.863.3653 with any questions.
Yours very truly,
/s/  Paul Karr
Paul Karr
Controller
Nortel Networks Corporation
Nortel Networks Limited
PK/cmk
cc:	Inessa Berenbaum, Senior Staff Accountant, SEC Peter Currie, Executive Vice-President and Chief Financial Officer, Nortel
Paul Karr
Controller
Nortel
8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6     T 905.863.3653     F 905.863.8686
pkarr@nortel.com